UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2023

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Earnings Release

On March 1, 2023, Alvotech issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2022. A copy of this press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Reports

On March 1, 2023, Alvotech published a corporate governance report for 2022 (the “Corporate Governance Report”) and a non-financial disclosure report (the “ESG Report”). Copies of the Corporate Governance Report and ESG Report are furnished as Exhibits 99.2 and 99.3 to this Report on Form 6-K.

Business Update Conference Call

Alvotech will conduct a business update conference call and live webcast on Thursday, March 2, 2023, at 8:00 am ET (12:00 pm GMT). A live webcast of the call and the presentation will be available on the company’s website under News and Events – Events and Presentations, where you will also be able to find a replay of the webcast, following the call for 90 days.

Incorporation by reference

The information in this Report on Form 6-K, including Exhibits 99.1, 99.2, and 99.3 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated March 1, 2023.

99.2	Corporate Governance Report dated March 1, 2023.

99.3	ESG Report dated March 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: March 1, 2023	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: General Counsel